AB 3/2

10027814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ajax Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Central Ave Suite 322
(No. and Street)

Highland Park	Illinois	60035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arlene Busch 312-498-9595
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing
Section
FEB 26 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LarsonAllen LLP
(Name – *if individual, state last, first, middle name*)

220 South 6th Street, Suite 300	Minneapolis	Minnesota	55402-1436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DOUGLAS GERRARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ajax Investments, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KAREN GERRARD
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/11/13

Signature

M-M
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AJAX INVESTMENTS, L.L.C.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2009

×

AJAX INVESTMENTS, L.L.C.
TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2009

LarsonAllen LLP
CPAs, Consultants & Advisors
www.larsonallen.com

INDEPENDENT AUDITORS' REPORT

Members
Ajax Investments, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Ajax Investments, L.L.C. as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ajax Investments, L.L.C. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

LarsonAllen LLP

LarsonAllen LLP

Minneapolis, Minnesota
February 23, 2010

AJAX INVESTMENTS, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and Cash Equivalents	$	633,842
Other Assets		1,824
Total Assets	$	635,666

LIABILITIES AND MEMBERS' EQUITY

Accounts Payable	$	459
Commissions Payable		75,081
Members' Equity		560,126
Total Liabilities and Members' Equity	$	635,666

See accompanying Notes to Financial Statements.

AJAX INVESTMENTS, L.L.C.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

REVENUES	
Commissions	$ 6,677,172
Interest	1,342
Total Revenues	6,678,514
EXPENSES	
Comissions	6,224,712
Professional Fees	64,420
Other Operating Expenses	40,468
Total Expenses	6,329,600
NET INCOME	$ 348,914

See accompanying Notes to Financial Statements.

AJAX INVESTMENTS, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

BALANCE, DECEMBER 31, 2008	$	386,212
Net Income		348,914
Distriutions to Members		(175,000)
BALANCE, DECEMBER 31, 2009	$	560,126

See accompanying Notes to Financial Statements.

AJAX INVESTMENTS, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 348,914
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Write-Off of Uncollectible Accounts	16,666
Decrease in Assets:	
Commissions Receivable	163,358
Other	1,421
Increase (Decrease) in Current Liabilities:	
Accounts Payable	459
Commissions Payable	(107,717)
Net Cash Provided by Operating Activities	423,101
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions Paid to Members	(175,000)
NET INCREASE IN CASH	248,101
Cash - Beginning of Year	385,741
CASH - END OF YEAR	$ 633,842

See accompanying Notes to Financial Statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Ajax Investments, LLC (the Company) is a Delaware Limited Company that is a broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). The Company has regulatory authority to engage in a number of different lines of business. During 2009, the Company's business activities primarily consisted of a commission referral business, pursuant to which the Company introduced clients to securities corporations who provide investment advisory services for these clients. The Company did not take positions in securities or any assets on behalf of customers during the year. The Company is wholly-owned by Ajax Advisors, LLC (Advisors).

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Revenue Recognition and Commissions Receivable

The Company recognizes commission revenue as it is earned, based on the contractual agreements with the respective parties. Commissions receivable represent commissions earned as of December 31, 2009. Management evaluates collectibility based on the aging of the respective receivables and specific situations involved with individual transactions. At December 31, 2009, an allowance for doubtful accounts was not considered necessary.

Income Taxes

The Company was established as a Limited Liability Company. Accordingly, net income is specifically allocated and taxes to the individual member. No income tax provision has been included in these financial statements.

The Company adopted the income tax standard for uncertain tax positions on January 1, 2009. As a result of the implementation, the Company evaluated its tax positions and determined it has no uncertain tax positions as of December 31, 2009.

The Company is not subject to federal or state income tax examinations for taxable years prior to 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

The carrying amounts of financial instruments, including cash, cash equivalents, commissions receivable, and commissions payable, approximate fair value due to the short maturity of these instruments.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 23, 2010 the date the financial statements were issued.

NOTE 2 MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $566,311, which was $306,311 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.14 to 1.

NOTE 3 COMMITMENTS AND CONTINGENCIES

Economic Dependence

The Company earned 86% of its revenues from 2 customers. At December 31, 2009, there were no commissions receivable due from these customers. The ongoing operation of the Company is not economically dependent on either its ability to continue doing business with these customers as these were one-time events. However, the Company receives ongoing commissions from one company, comprising approximately 4% of current year revenue. The Company is economically dependent on continuing to do business with the customer or to enter into contracts with other parties. There were no commissions receivable due from this customer at December 31, 2009.

Concentration of Risk

Substantially all cash is deposited in one financial institution. At times, amounts on deposit may be in excess of the FDIC insurance limit.

Contingent Liability

During the year ended December 31, 2009, the Company was named as a defendant in a lawsuit alleging one of their registered agents performed unfair practices leading to awarded contracts. As of the issue date of these financial statements, the Company had not been served. Management believes does not believe there was any wrong doing, however, given the management's limited information regarding this matter, has chosen to disclose it in the financial statements. Management is unable to assess the probability of a negative outcome, nor the potential liability they would incur as a result of that negative outcome.

SUPPLEMENTARY INFORMATION

AJAX INVESTMENTS, L.L.C.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Total Assets	$ 633,842
Less: Nonallowance Assets	(1,824)
Adjusted Assets	632,018
Total Liabilities	75,540
Net Capital beofre Haircuts on Securities Positions	556,478
Less: Haircuts on Securities Positions (Cash Equivalents)	167
Net Capital	556,311
Minimum Adjusted Net Capital Required (Greater of 6 2/3% Aggregate Indebteness ($4,706) or $250,000)	250,000
Excess Net Capital	$ 306,311
Aggregate Indebtedness:	
Commissions Payable	$ 75,540
Ratio:	
Aggregate Indebtedness to Net Capital	0.14 to 1

There is no difference between the Company's computation of net capital per the unaudited December 31, 2009 FOCUS Report (From X-17A-5) and the computation above. Therefore, a reconciliation of net capital is not included.

No computation of reserve requirements has been made because Ajax Investments, L.L.C. is exempt from these requirements pursuant to paragraph (k)(2)(ii) because the Company does not carry customers' accounts on its books.

AJAX INVESTMENTS, L.L.C.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

No information relating to possession or control requirements has been made because Ajax Investments, L.L.C. is exempt from these requirements pursuant to paragraph (k)(2)(ii) because the Company does not carry customers' accounts on its books.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Members
Ajax Investments, L.L.C.
Chicago, Illinois

In planning and performing our audit of the financial statements of Ajax Investments, L.L.C. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives states in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customer or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparison and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorized and recorded properly to permit the preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members
Ajax Investments, L.L.C.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objections referred to in the second paragraph of this report are considered by the SEC to be adequate or its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

LarsonAllen LLP

LarsonAllen LLP

Minneapolis, Minnesota
February 23, 2010